HUSSMAN	Hussman Investment Trust
FUNDS	Shareholder Services
P.O. Box 46707
Cincinnati, OH 45246-0707

Filed via EDGAR

December 23, 2019

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hussman Investment Trust

File No. 811-09911

Response to Staff’s Comment on Form N-CSR for Fiscal Year Ended June 30, 2019

Ladies and Gentlemen:

Mr. Chad Eskildsen of the Commission’s staff recently contacted us to provide the following comments on the Form N-CSR of Hussman Investment Trust for the fiscal year ended June 30, 2019:

1.	The notional value of call options written by Hussman Strategic Growth Fund is approximately equal to the value of its net assets. Why is there no disclosure as to collateral covering the Fund’s potential obligations as the writer of the options?

RESPONSE: As permitted by rules of the Options Clearing Corporation (OCC), the Fund's custodian bank provides escrow receipts to the OCC giving the OCC a security interest in portfolio securities of the Fund to assure that the Fund has sufficient assets to satisfy its potential settlement obligations with respect to its short options positions. In future shareholder reports, a footnote will be added to the Schedule of Investments stating that all or a portion of the common stocks held by the Fund have been pledged as collateral for the options written by the Fund.

2.	Explain why there is no counterparty identified with respect to written call option contracts.

RESPONSE: The Funds do not purchase or sell over-the-counter options. The OCC is the ultimate guarantor of the Funds’ options, ensuring that the obligations of all contracts are fulfilled. Should a party default on an options trade, the OCC would automatically step in and make good on those contracts, thereby eliminating counterparty risk as a consideration for the Funds.

Thank you for your comments. Please contact the undersigned at 513/607-7262 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain

Secretary/Chief Compliance Officer